Exhibit 3.2

FIFTH AMENDMENT
TO THE
RESTATED BYLAWS
OF
GOOD TIMES RESTAURANTS INC.

This Fifth Amendment (this “Amendment”) to the Restated By-Laws of Good Times Restaurants Inc., a Nevada corporation (the “Company”), dated as of November 7, 1997, as amended August 14, 2007, August 30, 2013, May 2, 2014, and December 17, 2014 (the “Bylaws”), is entered into effective as of November 16, 2017 (the “Effective Date”).

1.          Article II, Section 3 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“Section 3.  Notice of Shareholders Meetings.  The Secretary shall give written notice stating the place, date and hour of the meeting and, in the case of a special meeting the purpose(s) for which the meeting is called, which shall be delivered within fifteen days after the call for the meeting either personally or by mail to each shareholder of record entitled to vote at such meeting.  If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.  A special meeting shall be held not less than twenty days nor more than one hundred and twenty days after the date of the delivery of the notice of the meeting.

2.          This Amendment shall amend only the provision of the Bylaws as set forth herein.  Those provisions of the Bylaws not expressly amended shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed and delivered by its authorized officer as of the Effective Date.

GOOD TIMES RESTAURANTS INC.

By:
Boyd E. Hoback
President & Chief Executive Officer